SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOV TRAFFIC GROWS 21% TO 7.71M CUSTOMERS

LOAD FACTOR RISES 5% POINTS TO 93%

ANNUAL TRAFFIC GROWS 17% TO 99.9M CUSTOMERS

Ryanair, Europe's favourite airline, today (3 Dec) released November traffic statistics as follows:

• Traffic grew 21% to 7.71m customers.

• Load factor rose 5% points to 93%.

• Rolling annual traffic to Nov grew 17% to 99.9m customers.

	Nov 14	Nov 15	Change
Customers	6.35M	7.71M	+21%
Load Factor	88%	93%	+5%

Ryanair's Kenny Jacobs said:

"Ryanair's November traffic grew by 21% to 7.71m customers, while our load factor jumped 5% points to 93%. These record monthly numbers and load factors are due to our lower fares, our stronger forward bookings and the continuing success of our "Always Getting Better" customer experience programme, which continues to deliver stronger than expected traffic and load factors.

Ryanair customers can now look forward to more service enhancements, as we continue Year 2 of our AGB programme, which includes our new car hire service, new website, new app, new cabin interiors, new crew uniforms, and improved inflight menus, as Ryanair continues to deliver so much more than just the lowest fares in Europe."

ENDS

For further information
please contact:
 Robin Kiely                                 Joe Carmody
                                             Ryanair Ltd                                Edelman Ireland
                                             Tel: +353-1-9451949              Tel: +353-1-6789333
                           press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03, December, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary